UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SKULLCANDY, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-35240	56-2362196
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No)

1441 West Ute Boulevard, Suite 250
Park City, Utah 84098
(Address of principal executive offices and zip code)

PATRICK GROSSO (435) 940-1545
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

This Specialized Disclosure Report on Form SD (“Form SD”) of Skullcandy, Inc. (“Skullcandy” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period.

Skullcandy has evaluated its product lines and has determined that certain products the Company contracts to manufacture (the “Covered Products”) contain tin, tungsten, tantalum or gold, which are defined as “Conflict Minerals” under the Exchange Act, and one or more of such minerals are necessary to the functionality or production of those products. Skullcandy then conducted a reasonable country of origin inquiry (“RCOI”) to ascertain if any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country” and collectively, the “Covered Countries”), or are from recycled or scrap resources.

To conduct the aforementioned evaluation, Skullcandy created and implemented a Conflict Minerals Policy in 2013 that requires its suppliers to undertake reasonable due diligence within their supply chains to ensure the Conflict Minerals do not originate from the Covered Countries, to comply with Skullcandy’s Code of Conduct regarding Conflict Minerals and responsible sourcing and report annually to the Company regarding Conflict Minerals in the products manufactured for Skullcandy.

Skullcandy notified suppliers of the Conflict Minerals Policy, and conducted a good faith RCOI with respect to the Conflict Minerals within its supply chain. The RCOI included the preparation and electronic distribution of a questionnaire (the “Questionnaire”) to all suppliers with whom Skullcandy contracted to manufacture products containing Conflict Minerals during the reporting period. The Questionnaire was based on the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (EICC) conflict minerals questionnaire template. Skullcandy reviewed and validated all supplier responses and followed-up with suppliers regarding the responses as necessary and appropriate. Based on this good faith RCOI, the Company has no reason to believe any of the Conflict Minerals necessary for the functionality or production of the Covered Products during the reporting period originated in the Covered Countries.

Skullcandy continues to update and notify its suppliers as necessary regarding its Conflict Minerals Policy and requires suppliers to respond annually to its Questionnaire.

A copy of this disclosure can also be found by visiting the Investor Relations section of the Company’s corporate website at www.skullcandy.com.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SKULLCANDY, INC.

By:	/s/ Patrick Grosso	Dated: June 2, 2014
Patrick Grosso, Vice President of Strategic Initiatives and Corporate Affairs